COUGHLIN AND COMPANY, INC.

**Financial Statements
and
Independent Auditors' Report
September 30, 2018**

COUGHLIN AND COMPANY, INC.

Table of Contents



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the Company) as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 8 to the financial statements, the Company discovered and corrected an error in the 2018 financial statements related to trading securities that had not been previously recorded in the financial statements. Our opinion is not modified with respect to that matter.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2017.
St. Joseph, Missouri
November 20, 2018

A member of
Nexia
International

COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2018

Assets

Assets		
Cash	$	932,938
Cash segregated under Rule 15c3-3		5,030
Deposit with clearing organization		251,025
Trading securities, at fair value		299,430
Accounts receivable-related party		50,000
Accounts receivable		500
Property and equipment, net		113,264
Cash surrender value of life insurance policy		198,316
Note receivable, related party		206,500
Prepaid and other assets		59,937
Total assets	$	2,116,940

Liabilities and Stockholders' Equity

Liabilities		
Payable to stockholders	$	299,430
Accounts payable and accrued liabilities		109,936
Deferred tax liability		4,728
Income taxes payable		6,223
Payable to clearing broker		6,329
Total liabilities	$	426,646

Commitments

Stockholders' equity		
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding		19,988
Retained earnings		1,670,306
Total stockholders' equity		1,690,294
Total liabilities and stockholders' equity	$	2,116,940

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm ("clearing broker") to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

As discussed in Note 5, a significant portion of the revenue of the Company is derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The financial position and operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under Rule 15c3-3.

Key Employee Insurance

The cash surrender value of a Company-owned life insurance policy is included in the statement of financial condition as an asset. There were no loans outstanding against the policy as of September 30, 2018. The Company is the sole beneficiary and has the ability to draw on the cash surrender value of life insurance. Any outstanding draws on cash surrender value would offset insurance death benefit proceeds in case of death of the insured.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by straight-line methods over estimated useful lives of three to seven years.

Property and equipment consist of the following as of September 30, 2018:

Furniture and equipment	$ 15,237
Autos	127,933
Less accumulated depreciation	(29,906)
Total	$ 113,264

3

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

<u>Concentrations of Credit Risk</u>

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned throughout the year. The Company places its cash with what management believes are quality financial institutions. Securities owned throughout the year consisted primarily of government treasuries, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

<u>Revenue Recognition</u>

Investment banking fees include gains arising from securities offerings in which the Company acts as an underwriter or agent. The Company contracts with various entities to determine the best financing options for their capital needs. This may result in an exempt offering or placement of debt with a financial institution. Fees are determined for each individual engagement and are specified in the contracts. Investment banking fees are recorded on the settlement date.

Realized gains on securities are recognized on customers' securities transactions on a trade-date basis. Government securities and corporate and municipal bonds are valued at fair value based on quoted market prices, with the resulting net gains and losses included in earnings of the current period.

Commissions are trade-related commissions earned through the Company's clearing broker. Commissions earned include over-the-counter commissions, third-market commissions, and commissions related specifically to the purchase and sale of mutual funds and are recognized upon closing of the transaction on a trade-date basis.

The Company recognizes management fees as consulting and management services during the reporting period in which they are provided to related parties (Note 5).

Interest and other income are recognized as earned.

<u>Fair Value Accounting</u>

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, and loss severities) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Trading securities on the Company's balance sheet totaling $299,430 at September 30, 2018, discussed in Note 8, are classified as Level 1 in the fair value hierarchy and are represented by mutual fund equity investments.

The Company considers its investment in marketable securities and non-marketable securities, at fair value, to fall within the Level 1, 2, and 3 fair value hierarchy. The non-marketable securities are comprised of private placement corporate bonds with no ready market. During the year ended September 30, 2018 the Company did, from time to time, hold non-marketable securities purchased in inventory that were subsequently sold. However, at September 30, 2018, there were no such securities held in inventory.The corporate bond market is based on bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. The determination of pricing for bonds can be determined through review of transactions involving the specified bond or a similar bond.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the amended revenue recognition guidance on its consolidated financial statements.

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact of the amended lease guidance on its consolidated financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Note Receivable, Related Party

Note receivable, related party, consists of the following as of September 30, 2018:

Unsecured subordinated note receivable from a related party with monthly interest payments at 15.25% per annum. The note, including principal and any accrued interest, is due on January 30, 2019 (see Note 5).	$206,500

Note 3 - Commitments

Operating Leases

The Company leases office space through December 31, 2018 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $18,507. This lease is typically renewed in one year increments, and it is very likely that it will again be renewed prior to expiration.

The Company also leases equipment through November 15, 2021. The future minimum rental commitments under these leases are:

Fiscal Year Ending September 30, 2019 -	7,248
Fiscal Year Ending September 30, 2020 -	6,288
Fiscal Year Ending September 30, 2021 -	5,328
Fiscal Year Ending September 30, 2022 -	888
Total	$19,752

Rent expense under these leases for the year ended September 30, 2018 was $140,028 for office rent and occupancy costs from the related party and $7,248 for equipment rent.

Note 4 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors. Contributions totaling $36,000 were paid in fiscal year 2018.

Note 5 - Related Party Transactions

Investment Banking Fees

The Company underwrites real estate offerings and earns fees for raising debt and equity for various projects. The stockholders of the Company serve as the general manager of these various related entities, so the revenue is reported as related party income.

Management Fees

The Company provides consulting and management services to Coughlin Property Management, LLC ("CPM") and C&J Associates, LLC ("C&J"), entities with common officers and stockholders of the Company. CPM is a real estate management company, and C&J owns real estate and is a licensed insurance broker.

Note 5 – Related Party Transactions (continued)

Accounting Fees

The Company earns accounting fees from entities with common officers and stockholders of the company.

Note Receivable and Interest Income

The Company holds a $206,500 note receivable from a related party (see Note 2).

Related Party Receivable

As the Company identifies future investment opportunities for clients, it will pay for some initial consulting and design fees. These expenditures are recorded as receivable while due diligence is performed in anticipation that the fees will be reimbursed to the firm. As of September 30, 2018 there was $11,878 due from a related party related to a potential investment opportunity for clients.

Vehicles

The Company provides vehicles to key members of management that may be either purchased or leased by the Company. During fiscal 2018 the Company purchased a vehicle for $98,746.

Stockholder Agreement

During 2013, the Company executed an agreement with a stockholder to allow the holder the right to require the Company to purchase or redeem their shares for a specified price per share. The agreement requires that the stockholder give written notice of the exercise of this right as outlined in the agreement. As of the date of the report, the stockholder had not exercised the right.

Related Party Payable

The Company has a payable of $60,000 that is due to Coughlin Property Management at September 30, 2018 included in accounts payable and accrued liabilities on the statement of financial condition.

Note 6 – Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year.

Interest and penalties associated with tax positions are recorded in the period assessed. The Company was assessed $16 in interest or penalties in the year ended September 30, 2018.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into United States tax law. The Company has adjusted its deferred tax liability at September 30, 2018 to reflect the Act's change of corporate income tax rates. Among other things, the Act reduces the top U.S. corporate income tax rate from 35.00% to 21.00% effective January 1, 2018 and makes changes to certain other business-related exclusions, deductions, and credits. The income tax effects of temporary differences that give rise to deferred tax liabilities are as follows:

Property and equipment	$ 4,728

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company had net capital of $1,260,093, which was $1,010,093 in excess of required minimum net capital of $250,000, and $960,063 in excess of 5% of combined aggregate debit items, as defined, or 120% of the minimum net capital requirement.

Note 8 – Prior Period Adjustment

In late August 2018, the Company learned that it held a trading security investment position in a Vanguard mutual fund, valued at $299,430 on September 30, 2018. After investigation, the Company confirmed that the account was in its name, opened using its Federal Employer Identification Number ("EIN"). It was opened in July 1991, when the Company set aside funds with the intention of investing them to distribute to its principals at a future date. However, as far as the Company has been able to determine, it was never recorded on the financial statements. There has never been any activity in the account other than reinvestment of dividends.

Since the account was in the Company's name, using its EIN, but intended for distribution to the principals, the Company determined that the account should have been booked as a trading security investment with a corresponding and offsetting payable to the principals. The funds were never hypothecated, never included in net capital calculations, and had no realized gains. Recognizing this on the balance sheet increased assets and liabilities by $254,041 on September 30, 2017. Dividends of $5.031 and an unrealized gain of $40,258 in fiscal 2018 resulted in additional assets and additional liabilities of $299,430 at September 30, 2018. There is no impact on either net capital or retained earnings in fiscal 2017 or fiscal 2018. The company consulted with outside tax advisers to determine that any tax impact would be immaterial to these financial statements.

On October 3, 2018 the Company sold 100% of the position, redeeming the entire account, and deposited the proceeds in its operating account. At the time of redemption, the cost basis in the account was $79,707, the proceeds were $300,621, short-term capital gains were $1,678, and long-term capital gains were $219,235.

Note 9 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. Other than as indicated in Note 8 above, there were no material subsequent events that required recognition or disclosure in the financial statements.